

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 29, 2024

Gloria Nelund
Chairman and CEO
TriLinc Global Impact Fund, LLC
1230 Rosecrans Ave, Suite 605
Manhattan Beach, California 90266

  Re: TriLinc Global Impact Fund, LLC
    Registration Statement on Form S-1
    Filed February 16, 2024
    File No. 333-277157

Dear Gloria Nelund:

  We have conducted a limited review of your registration statement and have the following comments.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 filed February 16, 2024

Incorporation by Reference, page 23

1. We note that you incorporate information by reference into your registration statement. Since you have not yet filed your Annual Report on Form 10-K for the fiscal year ended December 31, 2023, you are not eligible to incorporate by reference. See General Instruction VII.C to Form S-1. Please amend the registration statement to include all of the disclosure required by Form S-1, or, in the alternative, file your Annual Report on Form 10-K for the fiscal year ended December 31, 2023, and update this section accordingly.

Gloria Nelund
TriLinc Global Impact Fund, LLC
February 29, 2024
Page 2

<u>General</u>

2.	Please update the executive compensation disclosure for fiscal year end 2023, as December 31, 2023 appears to be your last completed fiscal year. Refer to Item 402 of Regulation S- K and Question 117.05, Compliance & Disclosure Interpretations of Regulation S-K, available on our website at www.sec.gov.

 We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

 Please contact Robert Arzonetti at 202-551-8819 or Todd Schiffman at 202-551-3491 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc:	Ali Connaughton